Exhibit 99.8

                              Contact Information:

                              Ed Babcock
                              Jeff Miller
                              Hyperion Communications
                              814-274-9830

FOR IMMEDIATE RELEASE

HYPERION COMMUNICATIONS ACCELERATES ENTRY INTO KEY MARKETS THROUGH LOCAL FIBER OPTIC NETWORK AGREEMENTS


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Coudersport, Pa., February 8, 1999 - Hyperion Communications has entered into agreements with five prominent companies in the telecommunications industry to provide Hyperion with existing local fiber optic routes needed for quick and cost-effective entry into several key markets throughout the eastern United States.

Hyperion Communications (NASDAQ:HYPT), one of the largest competitive local exchange carriers (CLECs) in the United States, has entered into agreements with NorthEast Optic Network, Inc. (NEON), Metromedia Fiber Network, Inc. (MFN), e.spire Communications, Inc., Telergy Inc. and Interpath Communications. The agreements provide Hyperion with a long-term lease or an indefeasible right of use (IRU) to approximately 600 local fiber route miles.

The fiber obtained through the contract with NEON allows Hyperion to quickly enter markets throughout New England. The agreement with Metromedia Fiber Network supplements an earlier agreement and provides Hyperion with broad coverage in Manhattan and the New York metropolitan area, as well as new entry into Chicago, IL, Washington DC and northern Virginia. Hyperion will gain cost-effective access to Atlanta, GA through an agreement with e.spire. Telergy will allow Hyperion to efficiently enter Manhattan, NY and an agreement with Interpath Communications will allow Hyperion to enter the Raleigh-Durham/Chapel Hill, NC market.

The markets reached through these agreements are key to Hyperion's network expansion strategy. Hyperion currently is constructing a super-regional, fully redundant, fiber optic network serving the eastern half of the United States. This network is being formed through the interconnection of Hyperion's 46 existing markets with more than 50 new markets.

"These agreements accelerate Hyperion's entry into new markets and strengthen our position as a leading CLEC and a major force in the communications industry," said Dan Milliard, President and Chief Operating Officer of Hyperion Communications. "We will look for similar strategic agreements in the future and will continue to build our own network where it is beneficial."





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Hyperion Secures Fiber Agreements
February 8, 1999

Page 2 of 2

Hyperion Communications (NASDAQ NNM: HYPT), is a majority-owned subsidiary of Adelphia Communications Corporation (NASDAQ NNM: ADLAC) that provides integrated communications services to business customers through its state-of-the-art fiber optic communications network. By the year 2001, Hyperion will serve most cities in the eastern half of the United States through the interconnection of its 46 existing markets with more than 50 new markets, creating a single fiber optic backbone network. This fully redundant, 16,000-mile local and long-haul fiber optic network will support Hyperion's full line of communication service offerings, including local and long distance voice services, messaging, high-speed data and Internet services. For more information on Hyperion, visit the company's web site at www.hyperioncom.net.